LAW OFFICES OF

KELLER ROHRBACK L.L.P.

A PROFESSIONAL LIMITED LIABILITY PARTNERSHIP

EXHIBIT 8

May 7, 2002

AmericanWest Bancorporation 9506 North Newport Highway Spokane, WA 99218-1200	Latah Bancorporation 101 East Market Latah, WA 99018

Re:    Holding Company Merger/Tax Consequences

Ladies and Gentlemen:

This letter responds to your request for our opinion as to certain of the federal income tax consequences of the proposed merger (the “Merger”) of Latah Bancorporation (“Latah”) into AmericanWest Bancorporation (“AmericanWest”).

We have acted as legal counsel to AmericanWest in connection with the Merger. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached to them:

(a)	The Agreement and Plan of Mergers dated as of March 28, 2002, between AmericanWest, AmericanWest Bank, Latah and Bank of Latah (the “Merger Agreement”).

(b)	Form S-4 Registration Statement of AmericanWest filed with the Securities and Exchange Commission on or about May 7, 2002.

(c)	The Proxy Statement of Latah Bancorporation (included as part of the Registration Statement); and

(d)	Such other documents, instruments, records and information pertaining to the Merger as we have deemed necessary for rendering our opinion.

We have assumed, without independent investigation or review, the accuracy and completeness of the facts and representations and warranties contained in those documents or otherwise made known to us, and that the Merger will be effected in accordance with the terms of the Merger Agreement.

In connection with the Merger and pursuant to the Merger Agreement, each share of Latah common stock will be exchanged for its pro rata share of $13,490,000 (estimated at up to $21.22 per share) and .5192 of a share of AmericanWest common stock based on the Exchange Ratio established in the Merger Agreement. Cash will be paid in exchange for fractional shares as described in the Merger Agreement. Latah shareholders who perfect their dissenter’s rights under state law will be paid the cash value for their Latah shares by AmericanWest.

May 7, 2002
KELLER ROHRBACK L.L.P.

The following opinion sets forth the material United States federal income tax consequences of the Merger to holders of Latah common stock who are citizens of, reside in or are organized under the laws of the United States. This opinion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion is based upon the Internal Revenue Code (“Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this opinion.

This opinion assumes that the Latah shareholders hold their shares of Latah Common Stock as a capital asset within the meaning of Section 1221 of the Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to the Latah shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:

•	financial institutions, mutual funds or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•
Latah shareholders whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code or who may otherwise be subject to the alternative minimum tax provisions of the Internal Revenue Code; or

•	Latah shareholders who received their Latah Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth herein, and the completion of the transactions described in the manner contemplated by the Merger Agreement, it is our opinion that:

Receipt of Cash and AmericanWest Common Stock in Exchange for Latah Common Stock.    The transaction will be taxable to the Latah shareholders under the Code. Generally, each shareholder will be subject to federal income tax on the amount of gain realized, based on the difference between the amount of cash and fair market value of AmericanWest Common Stock received as of the Effective Date and the shareholder’s tax basis (i.e. cost) for his or her Latah Common Stock. If a shareholder acquired different blocks of Latah Common Stock at different times and at different prices, any gain or loss recognized will be determined separately with respect to each block of Latah Common Stock, and the cash and AmericanWest Common Stock received will be allocated pro rata to each such block of stock.

Cash in Lieu of Fractional Shares.    A Latah shareholder who receives cash in lieu of a fractional share interest in AmericanWest Common Stock will be treated as having received such cash in full payment for such fractional share of stock, and will incur capital gain to the extent the cash payment exceeds the shareholder’s basis in such fractional share.

Dissenting Shareholders.    Holders of Latah Common Stock who dissent with respect to the Merger as discussed in “—Dissenters’ Rights” beginning on page 22 of the Proxy Statement Statement, and who receive cash in respect of their shares of Latah Common Stock will recognize capital gain equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

May 7, 2002
KELLER ROHRBACK L.L.P.

Taxation of Capital Gain.    Gain or loss that Latah shareholders recognize in connection with the merger will generally constitute capital gain or loss and will constitute long-term capital gain or loss if the shareholder’s holding period in his or her Latah Common Stock is greater than one year as of the date of the Merger. For non-corporate shareholders of Latah, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

Treatment of AmericanWest Common Stock.    The Latah shareholders’ tax basis in the AmericanWest Common Stock which they receive in the Merger (including any fractional shares deemed to be received and exchanged for cash), will equal the fair market value of such stock as of the Effective Date, and their holding period for such shares will commence as of the Effective Date. Accordingly, the shares of AmericanWest common stock will have to be held for more than one year after the Merger for any gain realized on their future sale or other disposition to qualify for long-term capital gains rates.

Backup Withholding.    Non-corporate shareholders of Latah may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•
furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s U.S. federal income tax liability, provided he or she furnishes the required information to the Internal Revenue Service.

Reporting Requirements.    Shareholders who receive AmericanWest Common Stock as a result of the Merger will be required to retain records pertaining to the Merger and each shareholder will be required to file with his or U.S. federal income tax returns for the year in which the Merger takes place a statement setting forth certain facts relating to the Merger.

AmericanWest and Latah have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, IT DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO A LATAH SHAREHOLDER WILL DEPEND UPON THE FACTS OF HIS OR HER PARTICULAR SITUATION. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT WITH A TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE MERGER.

Our opinion is intended solely for the benefit of AmericanWest, the shareholders of AmericanWest and the shareholders of Latah, and may not be relied upon for any other purpose or by any other person or entity or made available to any other person or entity without our prior written consent.

May 7, 2002	KELLER ROHRBACK L.L.P.

We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and the reference to us in the certain Proxy Statement/Prospectus under the heading “THE MERGER — Federal Income Tax Consequences.” By giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Ve	ry truly yours,

/s/	KELLER ROHRBACK L.L.P.

KE	LLER ROHRBACK L.L.P.